Filing Pursuant to Rule 424(b)(3)
Registration Statement No. 333-107176

Selling Security Holder Offering Prospectus

Viragen, Inc.
47,536,332 shares of common stock

     This prospectus covers the resale of an aggregate of 47,536,332 shares of our common stock, consisting of 17,740,864 shares issuable upon conversion of convertible debentures and 29,795,468 shares issuable upon exercise of common stock purchase warrants. In addition, this prospectus covers the registration of an additional 11,726,390 shares for agreed upon anti-dilution provisions including 4,376,081 shares relating to conversion of principal due and 7,350,309 related to warrants. We will not receive any proceeds from the sale of shares by the selling security holder.

     Our common stock is listed on the American Stock Exchange under the symbol “VRA”. On July 30, 2003, the last reported sale price for our common stock was $0.25 per share.

     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning at page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 1, 2003.

ABOUT VIRAGEN
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
LEGAL MATTERS
EXPERTS

     You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should not assume that any information in this prospectus is accurate as of any date other than the date of this prospectus.

ABOUT VIRAGEN

     Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this prospectus.

     Viragen, Inc. and its subsidiaries are engaged in the research, development, manufacture and sale of a natural human alpha interferon product designed to treat a broad range of viral and malignant diseases. Our strategy also includes the development of avian transgenics technology for the large-scale, cost-effective contract manufacturing of protein-based drugs. We are also researching and developing recombinant protein-based drugs designed to treat a broad range of cancers.

     Our majority-owned subsidiary, Viragen International, Inc., whose shares are traded on the over-the-counter Bulletin Board under the symbol “VGNI,” is a biopharmaceutical company engaged in researching, developing, manufacturing and selling a natural human alpha interferon product designed to treat a broad range of viral and malignant diseases. Viragen International, Inc. produces a natural human alpha interferon under the name Multiferon™, from human white blood cells, also known as leukocytes. Natural human alpha interferon stimulates and modulates the human immune system. In addition, natural human alpha interferon inhibits the growth of various viruses including those associated with diseases like hepatitis, cancer, multiple sclerosis, and HIV/AIDS.

     Our avian transgenic project is designed to enable us to produce protein-based drugs, including monoclonal antibodies, inside the eggs of specially developed chickens. Monoclonal antibodies are laboratory-produced, highly specialized therapeutic proteins that can locate and bind to cancer cells wherever they are in the body. Many monoclonal antibodies are used in cancer detection or therapy. Our goal is to develop a technology which will enable us to meet the large-scale production requirements for our own therapeutic protein-based products. We also believe this technology has potential to offer to others in the biopharmaceutical industry an alternate faster method of production of their protein-based products with higher capacity and at a lower cost. Specifically, using transgenic chickens in production may provide advantages over current traditional methods including relative ease of scale-up, time to develop commercial scale production levels and reduced capital outlay when compared to the most common production methods, which utilize capital intensive bioreactors.

     We believe that no single approach or method is likely to treat all cancers effectively. We have approached the treatment of targeted cancers from several directions, which we believe will increase our likelihood of clinical success. In collaboration with the Memorial Sloan-Kettering Cancer Center, we have initiated research on human monoclonal antibodies targeting ganglioside GD3 for the treatment of melanoma and possibly certain other cancers. In collaboration with the UK’s Cancer Research Campaign, we are developing DNA vaccines and monoclonal antibodies to block the protective effect of the protein CD55 on the surface of tumor cells. In collaboration with the University of Miami’s Sylvester Comprehensive Cancer Center, we are researching and developing a specific anti-cancer technology designed to develop a novel form of an immune enhancing drug that has shown promise by inhibiting tumor growth in rats for a broad range of cancers. The drug is a novel 11 amino acid peptide called IEP 11, which was derived from a tumor transmembrane glycoprotein. We believe IEP 11 possesses anti-cancer vaccine properties, both prophylactically and therapeutically.

     Our executive offices are located at 865 SW 78th Avenue, Suite 100, Plantation, Florida 33324. Our telephone number is (954) 233-8746; our facsimile number is (954) 233-1414. Unless otherwise indicated, references in this prospectus to “Viragen,” “we,” “us” and “our” are to Viragen, Inc., and our wholly-owned and majority-owned subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by Securities and Exchange Commission rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, you should review the provisions of the exhibit to which reference is made. You may obtain these exhibits from the Securities and Exchange Commission, as discussed below.

     We are required to file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these filings at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the Securities and Exchange Commission’s regional offices located in New York, NY and Chicago, IL. You may request copies of these documents by writing to the Securities and Exchange Commission and paying the required fee for copying. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of their public reference rooms. Copies of our filings are also available at the Securities and Exchange Commission website at http://www.sec.gov.

     The Securities and Exchange Commission allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Section 13(a), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Our Current Report on Form 8-K dated July 1, 2003 filed with the SEC on July 1, 2003;

•	Our Definitive Proxy Statement filed with the SEC on May 28, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 14, 2003;

•	Our amended Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2002 filed with the SEC on March 20, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2002 filed with the SEC on February 14, 2003;

•	Our Current Report on Form 8-K dated January 30, 2003 filed with the SEC on January 30, 2003;

•	Our Definitive Proxy Statement filed with the SEC on December 20, 2002;

•	Our Current Report on Form 8-K dated November 19, 2002 filed with the SEC on November 19, 2002;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed with the SEC on November 14, 2002; and

•	Our Annual Report on Form 10-K for the year ended June 30, 2002 filed with the SEC on September 30, 2002.

     We will deliver without charge a copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and our Quarterly Report on Form 10-Q that has been filed with the SEC for any quarter ended after June 30, 2002 to each person receiving a copy of this prospectus. If you need an additional copy of these documents, or if you would like to receive a copy of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the following address:

Dennis W. Healey
Chief Financial Officer
Viragen, Inc.
865 S.W. 78th Avenue, Suite 100
Plantation, Florida 33324
Telephone Number: (954) 233-8746

     Copies of our SEC filings and other information about us are also available on our website at www.viragen.com. The information on our website is neither incorporated into, nor a part of, this prospectus.

FORWARD-LOOKING STATEMENTS

     This prospectus, and other documents that we have incorporated by reference or included by attachment, contain forward-looking statements. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors – many beyond our control – that could cause actual events or results to be significantly different from those described in the forward-looking statement. Any or all of our forward-looking statements in this report or in any other public statements we make may turn out to be wrong.

     Forward-looking statements might include one or more of the following:

•	anticipated debt or equity fundings;

•	projections of future revenue;

•	anticipated clinical trial commencement dates, completion timelines or results;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.

     Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or words of similar meaning. They may also use words such as “will,” “would,” “should,” “could” or “may”. Factors that may cause our actual results to differ materially from those described in forward-looking statements include the risks discussed elsewhere in this prospectus under the caption “Risk Factors”.

RISK FACTORS

     An investment in our common stock is highly speculative. You should be aware you could lose the entire amount of your investment. Prior to making an investment decision, you should carefully read this entire prospectus and consider the following risk factors. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations could be adversely affected. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses the business risk factors that might cause those differences.

Risks Related to Our Financial Condition

We have a history of losses due to lack of sales and regulatory approvals. If we do not receive necessary regulatory approvals and develop profitable operations, we will need to terminate our operations. As a result, investors may lose their entire investment.

     Since the organization of Viragen, we have incurred operating losses. Losses have totaled:

•	$11,179,261 for the nine month period ended March 31, 2003;

•	$11,088,832 for the fiscal year ended June 30, 2002;

•	$11,007,809 for the fiscal year ended June 30, 2001; and

•	$12,310,895 for the fiscal year ended June 30, 2000.

     At March 31, 2003, we had a total deficit since organization of $96,120,461, and our working capital deficit totaled $1,930,103.

     For the fiscal year ended June 30, 2002, the report of our independent auditors includes an explanatory paragraph indicating substantial doubt as to our ability to continue as a going concern, due to our financial condition. While our financial condition has improved since June 30, 2002, we are still dependant upon further debt or equity fundings to successfully execute our business plan. If we are unable to raise sufficient additional equity or debt financing, it would be necessary for us to significantly curtail or suspend a portion or all of our operations. Further, sufficient funding may not be available to finance planned future scientific collaborations, planned marketing efforts or planned plant facility expansions or modifications.

     We presently produce a natural human alpha interferon product under the name Multiferon™. The product is approved in Sweden and Mexico for the treatment of chronic myeloid leukemia, hairy cell leukemia and for the treatment of any and all diseases for which recombinant interferon therapy failed or the patient was unable to tolerate the regimen. The product is also approved for sale in the Czech Republic, Hong Kong, Indonesia, Myanmar, Thailand, and as purified bulk in Egypt. However, as the United States Food and Drug Administration and other European Union regulatory authorities have not approved our natural interferon product, we have limited sales revenues. We have not sought the approval of our natural human interferon product from the United State Food and Drug Administration or its European Union counterparts, except Sweden.

     We will not be able to significantly reduce our losses or operate profitably until we obtain the necessary approvals to manufacture and sell natural interferon or other products on a widely accepted basis. We expect sales of natural interferon to be our primary source of income for the foreseeable future. Investors must understand that our natural interferon product may never receive certain approvals sought from regulatory authorities. In addition, even if approval is received, we may not be able to achieve sufficient profit from the sale of natural interferon. If we do not obtain the required approvals, or we do not profit from the sale of natural interferon or other products, we will likely cease operations. In that case, investors in Viragen will likely lose their entire investment.

Our business is capital intensive, and because we do not generate sufficient operating revenues, we will require additional financing that may not be available to us.

     Our cash and cash equivalents are not sufficient to meet our operating requirements through the end of fiscal 2004. Our operating losses and working capital requirements continue to adversely affect cash flow. In the event of our inability to raise capital, or a lack of expanded revenue from the sale of our natural interferon product, we will likely be unable to meet our operating requirements through the end of fiscal 2004. In this event, we would be required to significantly curtail or suspend our operations. As a result of these financial conditions, the report of our independent certified public accountants on our June 30, 2002 consolidated financial statements includes an explanatory paragraph indicating that these conditions raise substantial doubt about our ability to continue as a going concern.

If we are unable to obtain additional funds from other financings we may have to significantly curtail the scope of our operations and alter our business model.

     We must achieve profitability for our business model to succeed. Prior to accomplishing this goal, we will need to raise additional funds, from equity or debt sources. Our cash requirements are substantial. While we have raised approximately $4.55 million, net of related commissions, fees and expenses, in connection with the sale of convertible debentures during June 2003, and we expect draw downs to be available to us under an equity line agreement executed in March 2003, the proceeds of these financings may still not be sufficient to meet our cash needs in the future. In addition, business and economic conditions may make it unfeasible or undesirable to initiate draw downs under our equity line agreement, and only one draw down may occur at a time. If additional financing is not available when required or is not available on acceptable terms, we may be unable to continue our operations at current levels. In addition, any failure to raise additional funds in the future may result in our inability to successfully promote our brand name, complete existing and/or undertake new research and development projects, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our financial condition and results of operations.

Risks Related to this Offering and the Market for our Shares

The issuance of our shares under our equity line agreement and upon conversion of outstanding convertible debentures may cause significant dilution to our stockholders and may have an adverse impact on the market price of our common stock.

     Resales of shares by the purchasers under our equity line agreement will increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, as all the shares we sell under the equity line will be available for immediate resale, the mere prospect of these resales could depress the market price for our common stock. The shares of our common stock issuable under the equity line facility will be sold at 85% of the daily volume weighted average price of our common stock for a ten day pricing period prior to purchase, subject to a minimum price threshold. If we require the purchaser to purchase our common stock at a time when our stock price is low, our existing common stockholders will experience substantial dilution. The issuance of shares under the equity line therefore dilutes the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock.

     The conversion price of our outstanding convertible debentures, including the outstanding convertible debentures that are the subject of this prospectus, was above the market price of our common stock on the date they were sold. The issuance of our shares upon conversion of the convertible debentures and their resale by the debenture holders will increase our publicly traded shares. These resales could also depress the market price of our common stock. We will not control whether or when the debenture holders elects to convert their shares, but it can be assumed that they will do so at a time when the conversion price is less than the market price for our shares.

     The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

Risks Related to our Business

Competitive conditions in the pharmaceutical industry may force us to terminate operations.

     Competition for investment capital and market share in the immunological and pharmaceutical products industry is very strong. Our competitors, which include major pharmaceutical companies, have more experience in research, development and clinical testing of pharmaceutical and biomedical products. We have not yet developed an immunological product that can be widely marketed. Our competitors also have greater financial, marketing and human resources. Some of our competitors, including Hoffmann-La Roche, Inc., Shering-Plough Corporation, Biogen, Inc., Chiron Corp., and Berlex Laboratories, have received approvals for their synthetic interferons. They have been marketing their products since 1986 and have received wide acceptance from the medical community and the patient population for their products. This will make it more difficult for us to introduce and penetrate the market with our product, if and when we receive the necessary regulatory approval. We expect competition to increase in the future.

     In addition, technological advances made by our competitors may make synthetic interferon products more effective, less costly and with less harmful side effects. We may not be able to keep pace with technological advances by others, either because we do not have sufficient resources or because we cannot achieve greater improvements in our technology. If we are unable to compete with our larger, more experienced competitors, we will likely terminate operations.

     Competition for funding in the pharmaceutical industry is also intense. We have a limited source of income at this time, and we will require additional funding to conduct clinical trials so we can receive regulatory approvals. We must obtain additional funding from outside sources to conduct these trials. If we are unable to locate funding or obtain funding on reasonable terms, we will likely terminate operations. In that case, investors in Viragen will likely lose their entire investment.

Technology transfers to third parties may not result in revenue to us.

     One of our proposed marketing strategies is to license our manufacturing technology to third parties. They, in turn, will use our technology to produce and market our natural interferon outside the United States of America. We cannot guarantee that these third parties will be able to successfully market the product or that we will receive revenue from their efforts.

We may be exposed to product liability claims, and our product liability insurance may not be sufficient to cover all claims or continue to be available to us.

     Persons who claim to be injured from use of our natural interferon, or other products or processes, may file claims for personal injuries or other damages against us. Directives in the European Union provide for strict liability and permit compensation claims to be made within a ten year period from when the product is placed on the market, and three years from the event giving rise to the claim, thereby creating a 13 year period within which compensation claims could be asserted. In order to protect ourselves against these claims, we maintain product liability insurance in the amount of $7,000,000. We cannot be sure that our insurance coverage will be adequate to insulate us from liabilities that may result from the use of our products. Also, in the future this type of insurance may not be available, or we may not be able to afford this form of insurance.

Our reliance on foreign third party manufacturers may disrupt operations.

     Foreign manufacturing could expose us to risks involved with fluctuations in exchange rates of foreign currencies. In addition, reliance on international vendors exposes us to all the risks of dealing with a foreign manufacturing source. These risks include:

•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers, including import and export restrictions;

•	political or economic instability;

•	compliance with foreign laws;

•	transportation delays and interruptions;

•	difficulties in protecting intellectual property rights in foreign countries; and

•	currency exchange risks.

     Foreign manufacturing arrangements may also limit our control, and could disrupt our operations, which, in turn, could negatively impact upon your investment in us.

We do not expect to pay dividends in the foreseeable future.

     We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. For the foreseeable future, we will use earnings from operations, if any, to finance our growth, and we will not pay dividends to our common stockholders. You should not rely on an investment in our common stock if you require dividend income. The only return on your investment in our common stock, if any, would most likely come from any appreciation of our common stock.

Possible sales of securities by current stockholders could have a depressive effect on market value of our stock.

     As of the date of this prospectus, there are 270,703,020 shares of our common stock outstanding. Sales of our common stock by current stockholders or pursuant to this prospectus may have a depressive effect on the market price for our common stock.

We are engaged in the biotechnology industry; as a result, the market price for our common stock may be subject to extreme volatility.

     The market for securities of biotechnology companies, including companies such as ours, has historically been more volatile than the market for stocks in general. As a result, the price of our common stock may be subject to wide fluctuations in response to factors, some of which are beyond our control, including, without limitation:

•	quarter-to-quarter variations in our operating results;

•	our announcement of material events;

•	price fluctuations in sympathy to others engaged in our industry; and

•	the effects of media coverage of our business.

     Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

     Viragen’s common stock traded on the over-the-counter Bulletin Board from June 29, 1999 through April 16, 2000, under the symbol “VRGN.” Our common stock began trading on the American Stock Exchange on April 17, 2000, under the symbol “VRA.” Our common stock has traded between a high of $1.69 and a low of $0.05 since January 1, 2001.

We depend on the continued services of our executive officers and on our ability to attract and maintain other qualified employees.

     While we do not rely upon one specific individual to provide the management and scientific leadership, the team of executive management in the U.S. and the scientific team located in Scotland, taken together, are crucial to the future development of the company. Though competition for qualified scientific and managerial personnel is at times intense in the markets in which we operate, we have in the past had a high level of success in attracting and retaining such personnel, and, while we can give you no assurance, we anticipate continued success in such regard in the future.

We could use preferred stock to resist takeovers, and the issuance of preferred stock may cause additional dilution.

     Our Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock, of which 2,650 shares of series A preferred stock are issued and outstanding on the date of this prospectus. Our Certificate of Incorporation gives our board of directors the authority to issue preferred stock without approval of our stockholders. We may issue additional shares of preferred stock to raise money to finance our operations. We may authorize the issuance of the preferred stock in one or more series. In addition, we may set the terms of preferred stock, including:

•	dividend and liquidation preferences;

•	voting rights;

•	conversion privileges;

•	redemption terms; and

•	other privileges and rights of the shares of each authorized series.

     The issuance of large blocks of preferred stock could possibly have a dilutive effect to our existing stockholders. It can also negatively impact our existing stockholders’ liquidation preferences. In addition, while we include preferred stock in our capitalization to improve our financial flexibility, we could possibly issue our preferred stock to friendly third parties to preserve control by present management. This could occur if we become subject to a hostile takeover that could ultimately benefit Viragen and Viragen’s stockholders.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares by the selling security holders.

     To the extent that the warrants underlying certain of the shares covered by this prospectus are exercised on other than a cashless basis, we could receive gross proceeds of up to approximately $6.7 million. We plan to use any proceeds we receive upon the exercise of warrants for general corporate purposes.

     Pending use of the net proceeds for any of these purposes, we may invest the net proceeds in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit, money market securities, U.S. government securities or mortgage-backed securities guaranteed by federal agencies.

SELLING SECURITY HOLDERS

Transaction Overview

     Securities Purchase Agreement

     On June 27, 2003, Viragen entered into a securities purchase agreement with Palisades Equity Fund LP, Alpha Capital AG, Crescent International Ltd., Bristol Investment Fund, Ltd. and Gryphon Master Fund, LP. The securities purchase agreement provided for the purchase and sale of our convertible debentures in the aggregate amount of approximately $5.55 million. Under the terms of the agreement, Viragen received approximately $4.55 million, net of original issue discounts of $661,333, and a 6.5% finder’s fee and legal expenses. Our obligations under the convertible debentures have been guaranteed by our subsidiaries and a security agreement covering all assets not otherwise encumbered.

     These convertible debentures mature on September 1, 2005, and are payable, without interest, in 24 equal payments of principal commencing September 1, 2003. In lieu of interest, the debentures provided for an original issue discount equal to $661,333. The debentures are convertible immediately by the investors, in whole or in part, into shares of Viragen common stock at a conversion price equal to $0.3173. In the event the average of the ten closing bid prices of Viragen’s common stock immediately prior to any monthly payment installment date exceeds $0.4220, Viragen is permitted to repay such installment debentures through the issuance of its common stock valued at $0.3173 per share. Resale of the shares of our common stock issuable upon conversion of these debentures, or pursuant to the payment provision, is covered by this prospectus. Viragen has the right to redeem all, but not less than all, debentures outstanding at 120% of the remaining principal of debentures then outstanding.

     The conversion price of the debentures is subject to adjustment in the event of:

•	stock splits, dividends and combinations;

•	distributions on account of our common stock; and/or

•	our issuance of additional common stock at less than the conversion price of the debenture on the date of issuance or less than the fair market value of our common stock on the date of issuance.

     In connection with the securities purchase agreement dated June 27, 2003 we issued common stock purchase warrants to Palisades Equity Fund LP, Alpha Capital AG, Crescent International Ltd.,

Bristol Investment Fund, Ltd., Gryphon Master Fund, LP and HPC Capital Management, as placement agent, to purchase an aggregate of 13,742,351 shares of our common stock. Resale of the shares of our common stock issuable upon exercise of these warrants is covered by this prospectus. The warrants are exercisable:

•	at a price of $0.1722 per share;

•	during the five year period terminating June 27, 2008; and

•	on a cashless basis, whereby the holder, rather than pay the exercise price in cash, may surrender a number of warrants equal to the exercise price of the warrants being exercised.

     The number of shares issuable upon exercise of the warrants, and the exercise price, is subject to adjustment in the event of:

•	subdivisions, combinations, stock dividends, mergers and/or reclassifications of our common stock;

•	mergers;

•	certain distributions on account of our common stock; and/or

•	our issuance of additional common stock at less that the exercise price of the warrants on the date of issuance or less than the fair market value of our common stock on the date of issuance.

     Resale of the shares of our common stock issuable upon conversion of the convertible debentures, and exercise of the warrants, is covered by this prospectus.

     Common Stock Purchase Warrants

     On June 1, 2003, Viragen entered into an agreement which provided for the issuance to Palisades Equity Fund LP, Alpha Capital AG, Crescent International Ltd. and Bristol Investment Fund, Ltd. one half of a warrant for each outstanding warrant exercised in cash prior to June 27, 2003 related to a Securities Purchase Agreement dated April 16, 2003, as amended. From June 9, 2003 through June 26, (a) an aggregate of 31,317,766 outstanding common stock purchase warrants related to the Securities Purchase Agreement dated April 16, 2003 were exercised in cash resulting in net proceeds of approximately $1.88 million to Viragen, and (b) Viragen issued an aggregate of 15,658,885 new common stock purchase warrants to these parties.

     Resale of the shares of our common stock issuable upon exercise of these common stock purchase warrants is covered by this prospectus. The warrants are exercisable:

•	at a price of $0.275 per share;

•	during the five year period terminating June 1, 2008; and

•	on a cashless basis, whereby the holder, rather than pay the exercise price in cash, may surrender a number of warrants equal to the exercise price of the warrants being exercised.

     The number of shares issuable upon exercise of the warrants, and the exercise price, is subject to adjustment in the event of:

•	subdivisions, combinations, stock dividends, mergers and/or reclassifications of our common stock;

•	mergers;

•	certain distributions on account of our common stock; and/or

•	our issuance of additional common stock at less that the exercise price of the warrants on the date of issuance or less than the fair market value of our common stock on the date of issuance.

     In addition, Viragen has issued an additional 630,772 common shares consisting of 236,540 shares underlying a debenture and 394,232 shares underlying a $0.0625 common stock purchase warrant to one investor, Alpha Capital AG, which are attributable to a April 16, 2003 financing transaction.

Ownership Table

     The following table sets forth:

•	the name of each selling security holder;

•	the amount of common stock owned beneficially by each selling security holder (which includes those shares underlying the convertible debentures) notwithstanding the contractual limitation on each selling security holder that they may not beneficially own more than 4.9% of our common stock at any time;

•	the number of shares that may be offered by each selling security holder pursuant to this prospectus;

•	the number of shares to be owned by each selling security holder following sale of the shares covered by this prospectus; and

•	the percentage of our common stock to be owned by each selling security holder following sale of the shares covered by this prospectus (based on 270,703,020 shares of common stock of Viragen outstanding as of the date of this prospectus), as adjusted to give effect to the issuance of shares upon the exercise of the named selling security holder’s warrants, but no other person’s warrants.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to outstanding voting securities, as well as any voting securities which the person has the right to acquire within 60 days, through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon our books and records and the information provided by our transfer agent.

     We may amend or supplement this prospectus, from time to time, to update the disclosure set forth in the table. Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling security holders upon termination of this offering. We have, therefore, assumed for the purposes of the following table, that the selling security holders will sell all of the shares owned beneficially by them, which are covered by this prospectus, but will not sell any other shares of our common stock that they presently own.

	Number of Shares		Number of	Number of	Percent
Name of Selling Security	Beneficially Owned		Shares to	Shares Owned	After
Holder	and to be Owned (7)		be Offered	After Offering	Offering

Palisades Equity Fund LP	20,958,565	(1)	20,958,566	0	*
Alpha Capital AG	13,342,690	(2)	13,342,690	0	*
Crescent International Limited	16,696,604	(3)	12,196,604	4,500,000	1.7%
Bristol Investment Fund Limited	9,053,799	(4)	8,553,799	500,000	*
Gryphon Master Fund, LP	3,966,424	(5)	3,966,424	0	*
HPC Capital Management	378,722	(6)	244,640	134,082	*

*	less than 1%

(1)	Includes 7,878,978 shares underlying convertible debentures and 13,079,587 shares underlying common stock purchase warrants.

(2)	Includes 4,471,970 shares underlying convertible debentures and 8,239,948 shares underlying common stock purchase warrants. Also includes 236,540 shares underlying convertible debentures and 394,232 shares underlying common stock purchase warrants issued in connection with the April 16, 2003 stock purchase agreement.

(3)	Includes 8,439,490 shares underlying convertible debentures and 8,257,114 shares underlying common stock purchase warrants.

(4)	Includes 3,853,979 shares underlying convertible debentures and 5,199,820 shares underlying common stock purchase warrants.

(5)	Includes 2,235,988 shares underlying convertible debentures and 1,730,436 shares underlying common stock purchase warrants.

(6)	Includes 378,722 shares underlying common stock purchase warrants.

(7)	Each investor’s beneficial ownership is contractually limited to 4.9% of our issued and outstanding stock.

     Viragen agreed to pay for all costs and expenses in the issuance, offer, sale and delivery of the shares of our common stock. These include all expenses and fees of preparing, filing and printing the registration statement and mailing of these items. Viragen will not pay selling commissions and expenses for any sales by the selling security holders, but will indemnify the selling security holders against civil liabilities including liabilities under the Securities Act of 1933.

PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares or common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424 (b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners. We will file a supplement to this prospectus to identify the transferees, pledgees or other successors-in-interest, as needed.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

DESCRIPTION OF SECURITIES

     Viragen is currently authorized to issue up to 700,000,000 shares of common stock, par value $.01 per share and 1,000,000 shares of preferred stock, par value $1.00 per share. As of the date of this prospectus, there are 270,703,020 shares of common stock and 2,650 shares of series A preferred stock outstanding.

Common Stock

     Subject to the dividend rights of preferred stockholders, common stockholders share dividends on a proportionate basis, as may be declared by the board of directors. Upon liquidation, dissolution or winding up of Viragen, after payment to creditors and holders of our outstanding preferred stock, Viragen’s remaining assets, if any, will be divided proportionately on a per share basis among the holders of our common stock.

     Each share of our common stock has one vote. Holders of our common stock do not have cumulative voting rights. This means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. In that event, the holders of the remaining shares will not be able to elect any directors. Viragen’s By-Laws provide that a majority of the outstanding shares of our common stock are a quorum to transact business at a stockholders’ meeting. Our common stock has no preemptive, subscription or conversion rights. Also, our common stock is not redeemable.

Preferred Stock

     Viragen is authorized to issue a total of 1,000,000 shares of preferred stock, par value $1.00 per share. Viragen’s board of directors may issue preferred stock by resolutions, without any action of the stockholders. These resolutions may authorize issuance of preferred stock in one or more series. In addition, the board of directors may fix and determine all privileges and rights of the authorized preferred stock series including:

•	dividend and liquidation preferences,

•	voting rights,

•	conversion privileges, and

•	redemption terms.

     Viragen includes preferred stock in its capitalization to improve its financial flexibility. However, Viragen could use preferred stock to preserve control by present management, in the event of a potential hostile takeover of Viragen. In addition, the issuance of large blocks of preferred stock could have a dilutive effect to existing holders of Viragen’s common stock.

Series A Preferred Stock

     Viragen established the series A preferred stock in November 1986. Each share of series A preferred stock is immediately convertible into 4.26 shares of our common stock. Dividends on the series A preferred stock are cumulative and have priority to our common stock. These dividends are payable in either cash or common stock, at Viragen’s option.

     The series A preferred stock has voting rights only if dividends are in arrears for five annual dividends. Upon this occurrence, the voting is limited to the election of two directors. Voting rights terminate upon payment of the cumulative dividends. Viragen may redeem the series A preferred stock at any time after expiration of ten consecutive business days during which the bid or last sale price for our common stock is $6.00 per share or higher. There is no mandatory redemption or sinking fund obligation for the series A preferred stock.

     Owners of the series A preferred stock are entitled to receive $10.00 per share, plus accrued and unpaid dividends, upon liquidation, dissolution or winding up of Viragen. This must be satisfied before any distribution or payment is made to holders of the common stock or other stock of Viragen junior to the series A preferred stock.

Transfer Agent

     The transfer agent for the shares of our common stock is Mellon Investor Services, Overpeck Center, 85 Challenger Road, Ridgefield Park, New Jersey 07660-2108.

LEGAL MATTERS

     Schneider Weinberger LLP will review the validity of the issuance of the shares of common stock offered by this prospectus. Schneider Weinberger LLP is located at 2499 Glades Road, Suite 108, Boca Raton, Florida 33431.

EXPERTS

     Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2002, as set forth in their report, which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note A to the consolidated financial statements, and which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Viragen, Inc.

Prospectus

August 1, 2003